Issuer Free Writing Prospectus	Registration Statement No. 333-147295
Dated September 16, 2008	Filed Pursuant to Rule 433 of the Securities Act of 1933
References in the article below to “the bank” should instead be “Midwest Banc.” Midwest Banc disclaims any comments with regard to why the price of its shares of common stock has fluctuated.
Midwest Banc moves to temper Fannie-Freddie exposure
Sept. 16, 2008
(Crain’s) —Midwest Banc Holdings Inc. is eliminating its dividend and moving to raise $110 million in equity to buttress its capital position in the face of growing loan losses and a disastrous investment in preferred shares of mortgage giants Fannie Mae and Freddie Mac.
The $3.7-billion-asset bank holding company plans to write off all of its $67-million investment in Fannie and Freddie following the federal government’s takeover of the two, which has virtually wiped out holders of Fannie and Freddie stock. Melrose Park-based Midwest Banc had one of the highest stakes in Fannie and Freddie, as a percentage of its total capital, of any bank in the country.
In a news release Tuesday, the bank said it “is extremely disappointed that the U.S. government has not honored its implied longstanding commitment to these securities.”
Midwest Banc has hired investment banks Friedman Billings Ramsey & Co. and Keefe Bruyette & Woods Inc. to underwrite the equity offering, with Howe Barnes Hoefer & Arnett and Fox-Pitt Kelton serving as co-managers. The bank hopes to price the shares and complete the equity raising late next week, said John Pelling, vice-president of investor relations.
The offering will take the form of preferred shares, with plans to quickly convert them to common shares if existing shareholders approve an increase in the number of authorized shares.
Mr. Pelling acknowledged there is no guarantee the bank will succeed, and raising capital is proving extremely difficult for troubled banks during the credit crisis that has enveloped financial institutions from Wall Street giants to community banks. But “we feel strongly we will raise the capital for the bank,” he said.
The new equity could dilute current shareholders’ stakes by about half, but it depends on the movement of the stock over the next week, Mr. Pelling said. Midwest Banc shares have plummeted to just about $4, due largely to concerns about the bank’s Fannie and Freddie exposure. Over the past year, it has traded between $3.60 and $15.90.
A successful offering would lift the bank’s capital position, putting it 15% to 20% above the minimum threshold to be considered well-capitalized by regulators.
In the third quarter, the bank intends to charge off $20 million in bad loans and add substantially to reserves for future loan losses, increasing the loan-loss provision to 1.6% of total loans from 0.9% as of June 30. It also will write off about $80 million in goodwill, which will hit earnings but won’t affect the bank’s capital position.

The bank said it intends to hire new wealth managers and commercial lenders to take advantage of opportunities in the Chicago market. Mr. Pelling said some of those hires are contingent on raising the capital.
Midwest Banc Holdings has filed a registration statement (including prospectus and a preliminary prospectus supplement dated September 16, 2008) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (or any updates thereto) and other documents Midwest has filed with the SEC for more complete information about Midwest and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, Midwest, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it copies of which may be obtained from Friedman, Billings, Ramsey & Co., Inc., 1001 19th Street North, Suite 1800, Arlington, VA 22209 and Keefe, Bruyette & Woods, Inc. at The Equitable Building, 787 Seventh Avenue, 4th floor, New York, NY 10019, Attn: Prospectus Department, or by calling 1-800-221-3246.
The depositary shares are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

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